EXHIBIT 3.2a






                        Copy of Article III, Section 2
                                  Of Bylaws of
                         The United Illuminating Company


         SECTION 2. NUMBER AND TERM OF OFFICE. The number of directorships shall be twelve. Directors shall be elected to hold office until the next annual meeting of the shareholders and until their successors shall have been elected and qualified.